UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Rockdale Resources Corporation
(Name of Issuer)

Common Stock, $0.001 Par value per share
(Title of Class of Securities)

773061 106
(CUSIP Number)

Jovian Resources, LLC Jovian Petroleum Corporation Zel C. Khan 7941 Katy Freeway, Suite 522 Houston, TX 77024 Tel No.: 713-568-1475
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	773061 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jovian Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000 shares
	8	SHARED VOTING POWER
10,586,805 shares (See Item 2 below)
	9	SOLE DISPOSITIVE POWER
100,000 shares
	10	SHARED DISPOSITIVE POWER
10,586,805 shares (See Item 2 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,486,805 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (See Instructions)
CO (Corporation)

CUSIP No.	773061 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jovian Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
10,586,805 shares (See Item 2 below)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,586,805 shares (See Item 2 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,486,805 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (See Instructions)
OO (Limited Liability Company)

CUSIP No.	773061 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zel C. Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,800,000 shares
	8	SHARED VOTING POWER
10,586,805 shares
	9	SOLE DISPOSITIVE POWER
1,800,000 shares
	10	SHARED DISPOSITIVE POWER
10,586,805 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,486,805 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30% of the Company’s outstanding Common Stock
14	TYPE OF REPORTING PERSON (See Instructions)
IN, OO

Item 1.              Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Rockdale Resource Corporation, a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 710 N. Post Oak Rd., Suite 512, Houston, Texas 77024.

Item 2.              Identity and Background

(a)	This Schedule 13D is being filed jointly by and on behalf of Jovian Petroleum Corporation (“Jovian”), Jovian Resources, LLC (the “Subsidiary”), and Zel C. Khan (and together, the “Reporting Persons”)

Shares reported herein for Jovian represent shares beneficially owned by a private corporation. Mr. Khan serves as the founding member and director of both, Jovian and the Subsidiary of which Jovian is the parent company.

(b)	The address of the principal business office of each reporting persons is 710 N. Post Oak Rd., Suite 512, Houston, Texas 77024.

(c)
The principal business of Jovian is oil & gas asset management and development. Mr. Khan has resigned from his role as Jovian’s President and CEO and continues to be a Director on the Board. Mr. Khan’s principal occupation is serving as President and CEO of Rockdale Resources Corporation.

(d)	The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Citizenship of the Reporting Persons is as follows:

Jovian Petroleum Corporation – Texas

Jovian Resources, LLC – Delaware

Zel C. Khan – United States of America

Item 3.              Source and Amount of Funds or Other Considerations

The shares of Common Stock reported herein were acquired in a share exchange transaction reported in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 28, 2015, which share exchange transaction had a closing date of October 1, 2015.

The aggregate purchase price for the shares directly held by Jovian Petroleum Corporation reported herein was approximately $635,208.30. Such shares of Common Stock were acquired pursuant to the terms of the share exchange agreement, pursuant to which the Issuer acquired a 10% working interest in the SUDS field, located in Creek County Oklahoma, in exchange for 10,586,805 shares of restricted Common Stock, representing 32.04% of the Issuer’s outstanding common stock, on September 30, 2015. Such shares were calculated based on the relative P1 reserves owned by each party without regard to the Issuer’s share price.

Mr. Khan has also received 1,000,000 restricted shares of Common Stock as part of his compensation package as President and Chief Executive Officer for the Issuer.

Additionally, Jovian purchased one Unit, through a private offering on May 15, 2015. Each Unit consists of 100,000 shares of restricted Common Stock and a warrant to purchase an additional 100,000 shares of common stock at an exercise price of $0.12 per share at any time prior to August 5, 2018, with a cost of $10,000 per unit. Mr. Khan purchased a further eight units, through an additional private offering on October 1, 2015. Each unit consists of 100,000 shares of restricted Common Stock and a warrant to purchase an additional 100,000 shares of common stock at an exercise price of $0.10 per share at any time prior to August 31, 2018), with an cost of $6,000 per unit. Mr. Khan would be deemed the beneficial ownership due to his direct and indirect ownership interest in the Reporting Persons.

Item 4.              Purpose of Transaction

The shares of Common Stock beneficially owned by the Reporting Persons as described in this Schedule 13D are being held by them for investment purposes, and they do not have any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Nevertheless, the Reporting Persons may determine to change their intentions with respect to the Issuer and its Common Stock in the future and may, for example, elect to acquire additional shares of Common Stock or dispose of some or all of their holdings of Common Stock.  In reaching any determination as to a future course of action, the Reporting Persons will take into consideration various factors, including their responsibilities as an officer and director of the Issuer, where applicable, general economic and stock market conditions, availability of funds, evaluation of other investment opportunities, and diversification considerations.

Item 5.              Interest in Securities of the Issuer

(a)
As of the date of this report, the Reporting Persons beneficially own 12,486,805 shares of the Company's Common Stock representing 30% of the 41,639,957 shares of the Company's issued and outstanding capital stock.

(b)	The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote: Mr. Khan – 1,800,000; Jovian – 100,000

Shared power to vote or direct the vote: 10,586,805

Sole power to dispose or direct the disposition: Mr. Khan – 1,800,000; Jovian – 100,000

Shared power to dispose or direct the disposition: 10,586,805

(c)           None other than as disclosed in Item 3 above.

(d)           N/A

(e)	N/A

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.              Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 8, 2015
Dated
/s/ Zel C. Khan
Signature
Zel C. Khan / Director
Name/Title